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                         Objective Communications, Inc.
                             50 International Drive
                         Portsmouth, New Hampshire 03801
                                 (603) 334-6700


                                       June 7, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re:   Objective Communications, Inc. (the "Company")
            Registration Statement on Form S-3 (File No. 333-20625)

Ladies and Gentlemen:

            Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Act"), the Company hereby applies to withdraw Amendment No. 2 to the above-captioned registration statement on Form S-3 (SEC File No. 333-20625). The Company originally filed the Registration Statement on Form SB-2 in January 29, 1997 to register a primary offering of shares of common stock, par value $.01 per share (the "Common Stock") for sale by the Company and (ii) to register additional shares of Common Stock for sale by certain selling stockholders of the Company for sale on a delayed or continuous basis. The Registration Statement was declared effective by the Securities and Exchange Commission (the "Commission") on April 3, 1997, and the Company offered and sold 2,070,000 shares of Common Stock pursuant to the effective Registration Statement. Subsequently, the Company filed a post-effective Amendment No. 2 to the Registration Statement which, among other things, converted the Registration Statement to a registration statement on Form S-3. Post-effective amendment No. 2 to the Registration Statement was declared effective by the Commission on April 15, 1998, and selling stockholders of the Company offered and sold an aggregate of 69,400 shares of Common Stock pursuant to that effective Registration Statement. Subsequently, on September 15, 1998, the Company filed post-effective Amendment No. 3 to the Registration Statement with the Commission to update and amend the Registration Statement. Post-effective amendment No. 3 has not been declared effective by the Commission and no shares of Common Stock have been offered or sold by the Company pursuant to Post-effective Amendment No. 3. The Company currently has on file with the Commission another registration statement on Form SB-2 and has decided to withdraw the Registration Statement.

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Upon notification from the Commission, the Company will promptly notify potential selling stockholders that the registration statement has been withdrawn.

            The Company respectfully requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for Post-effective Amendment No. 2 to the Registration Statement.

            Please contact me at the above address by mail or by telephone at the number above with any questions or comments regarding this application.

                                          Very truly yours,

                                          /s/ Robert H. Emery
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                                          Robert H. Emery
                                          Vice President, Administration and
                                          Finance and Secretary